[SHEPPARD MULLIN LETTERHEAD]	Writer's Direct Line: 858-720-8942 jhentrich@sheppardmullin.com

VIA ELECTRONIC TRANSMISSION

May 4, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

  Re:
  Clean Energy Fuels Corp.
  Amendment No. 2 to Registration Statement on Form S-1
  Filed May 4, 2007
  File No. 333-137124

Dear Mr. Owings:

        On behalf of Clean Energy Fuels Corp. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

        The Amendment No. 2 to Registration Statement (the "Form S-1/A") contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission in the Staff's comment letter dated April 25, 2007. Set forth below are the Company's responses to the Staff's comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff's comments appears in italics in each item below. Concurrently with the transmission of this correspondence via EDGAR, we are providing the Staff hard copies of this letter and marked copies of Amendment No. 2, together with supplemental information and documents referenced in the letter.

Outside Front Cover Page of Prospectus

1.
We note your response to comment 2 in our letter dated October 3, 2006. Please remove the page immediately prior to the table of contents because it repeats the same information that is in the captions to your pictures.

  Response: The Company has removed the page immediately before the table of contents in response to the Staff's comment.

Prospectus Summary, page 1

2.
We note your response to comment 4 in our letter dated October 3, 2006. In the body of your document, please identify the source on which you base your factual statements by including a citation to that source.

  Also, we note your statement in your Emission Reduction subsection on page 55 in which you state the following: "In order to comply with the 2007 standards, we expect 2007 and later engine models to employ significant new emissions control technologies..., which are expect to increase the cost of a diesel vehicle manufactured in 2006 by as much as $10,000 to $20,000 per vehicle." However, the article you provided in Tab 6 of your Supplemental Binder states that the 2007 models "will cost around $10,000 more and, combined with the usual concern over new technologies, fleets have been buying 2006 models at a record clip." Please tell us and disclose the source that discloses the $20,000 figure you mention in your document.

  Response: In response to the Staff's comment, to the extent the Company has relied on third parties for factual statements provided in the Form S-1/A, the Company has identified the sources on which it has based such factual statements in the body of the document. See pages 52 to 74 (Business section) of the Form S-1/A. With respect to the specific disclosure noted by the Staff regarding increased costs of diesel vehicles, the Company has revised the statement in its "Emission Reduction" subsection on page 57 of the Form S-1/A to read as follows:

    "In order to comply with the 2007 to 2010 standards, we expect 2007 and later engine models to employ significant new emissions control technologies..., which are expected to increase the cost of a diesel vehicle manufactured in 2006 by as much as $10,000 to $20,000 per vehicle or more, according to estimates by industry sources."

  The Company supplementally advises the Staff that the EPA emissions standards referenced in the statement above must be phased in at least 50% between 2007 and 2009, and must be fully achieved by 2010. Much of the emissions control technology that will enable heavy-duty diesel engines to meet the EPA's standards in 2010 is still in development. Consequently, little pricing information about this technology is publicly available, and the range of estimates varies widely, as set forth in more detail below:

    •
    A January 2005 DieselNet Technical Report entitled, "Economics of Emission Reduction For Heavy Duty Truck," a copy of which is supplementally provided for the Staff's review, states that the Selective Catalytic Reduction (SCR) system, a method expected to meet the new emissions standards, has a cost that varies between $11,000 and $50,000 per engine.

    •
    An emissions research source quoted in a March 2004 Canadian Forest Industries article ("Clean at a cost: new lower-emission diesel engines are nice, but they cost more..."), a copy of which is supplementally provided for the Staff's review, suggests that diesel truck engines could cost $18,000 more in 2010 than in 2004.

    •
    A May 2006 report by NGVAmerica ("The Great Discontinuity: Why Historical Studies Are Not a Useful Guide in Making Current and Future Heavy-Duty Vehicle Purchase Decisions"), a copy of which is provided supplementally for the Staff's review, states that the price of meeting the emissions standards could add up to $10,000 per new 2007 heavy-duty truck, and that some transit agencies had "already been quoted increases as much as $15,000" for 2007 buses that complied with emissions standards.

  The Company has also conducted telephonic inquiries with other industry sources, including individuals within the South Coast Air Quality Management District and the Mobile Source Air Pollution Review Committee, and those individuals have informally advised the Company that the initial cost of compliance in 2007 may range from $15,000 to $20,000, which range is consistent with the published reports referenced above. Based on the foregoing, the Company believes the revised statement that diesel engine costs may increase "by as much as $10,000 to $20,000 per vehicle or more" is accurate and, under the circumstances, a conservative statement in light of the DieselNet Technical Report, which states that diesel engine costs may increase up to $50,000 per vehicle. As the Company (1) is unable to identify a specific source that discloses the $20,000 cost figure, and (2) is using a number of sources to support the "10,000 to $20,000 per vehicle or more" statement, the Company has disclosed generally that it is relying on "industry sources" for the revised statement, rather than list out the published reports referenced above, given that none of these reports contain the precise range of costs set forth in the revised statement.

The Offering, page 3

3.
We note your response to comment 6 in our letter dated October 3, 2006. Presently, you state that the number of shares of your common stock that will be outstanding after this offering is based on the number of shares of capital stock that was outstanding as of December 31, 2006. Again, please estimate the number of shares of your common stock that will be outstanding after this offering using a more recent date. Also, please be sure to update this date in subsequent amendments as appropriate.

  Response: In the Form S-1/A, the number of shares of common stock that will be outstanding after the offering is based on the number of shares outstanding on March 31, 2007, the end of the Company's last fiscal quarter. See page 3 of the Form S-1/A.

Risk Factors, page 6

4.
We note your response to comment 9 in our letter dated October 3, 2006. Please consider using the first sentence of your second risk factor on page 7 as the heading of that risk factor, because it seems to describe more accurately the risk to you.

  Also, in the first risk factor on page 10, you state that if there are interruptions in field productions, pipeline capacity, equipment failure, liquefaction production or delivery, you many experience supply stoppages. Please tell us whether there are any specific material risks to you in these areas. If so, please disclose them as separate risk factors.

  Further, in the second-to-last risk factor on page 13, you state that you depend on Boone Pickens for advice regarding energy markets and derivative activities, but you cannot guarantee that you will be able to retain his services. In this regard, on the bottom of page 11, you state that Mr. Pickens has cancelled his guarantee with Sempra Energy Trading Corporation, which will cause you to have significantly larger requirements for upfront margin deposits. If material, please discuss in your second-to-last risk factor on page 13, and throughout your document as appropriate, whether Mr. Pickens' guarantee cancellation is any indication that BP Capital, L.P., his firm, will terminate its current investment advisory agreement with you.

  Finally, in the first full risk factor on page 16, you state that your quarterly results of operations "have fluctuated significantly" in the past. Specifically, you state that your net losses were $3.0 million, $1.1 million, $41.2 million, and $30.0 million for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, and December 31, 2006, respectively. Instead of "fluctuations," these losses appear to be a trend, specifically based on the fact that your losses dropped dramatically from between $1.1 million and $3.0 million in the first half of 2006 to between $30.0 million and $41.2 million in the second half of 2006. Please revise or advise.

  Response: In response to the Staff's comment, the Company notes the following:

    •
    The title of the second risk factor on page 8 of the Form S-1/A has been revised to read as follows: "The infrastructure to support gasoline and diesel consumption is vastly more developed than the infrastructure for natural gas vehicles."

    •
    With respect to the first risk factor on page 11, the Company supplementally advises the Staff that it has not experienced and does not believe there are any specific material risks to its business, results of operation, financial condition or prospects related to interruptions in field productions, pipeline capacity, equipment failure, liquefaction production or delivery. Therefore, the Company does not believe a separate risk factor for any of the aforementioned items is necessary.

    •
    With respect to the second-to-last risk factor on page 14, the Company supplementally advises the Staff that it does not believe Mr. Pickens' guarantee cancellation is an indication that BP Capital, L.P. will terminate its current investment advisory agreement with the

      Company. The Company notes that the investment advisory agreement was amended in March 2007 (contemporaneously with the termination of the guarantee), and that BP Capital continues to provide advice to the Company. See page 96 of the Form S-1/A.

    •
    With respect to the first full risk factor on page 17, the Company supplementally advises the Staff that its losses in the third and fourth quarter of 2006 were higher than normal because of unusually large derivative losses in those quarters related to the Company's futures activities. The Company had no outstanding futures positions at December 31, 2006 or March 31, 2007 (and at no time in between), and consequently had no derivatives losses (or gains) for the first quarter of 2007. As a result, the Company's net loss decreased significantly in the first quarter of 2007 compared to the preceding two quarters. Based on the foregoing, the Company believes it is accurate to state that it has a history of losses which fluctuates; however, the Company does not believe it has a trend of significantly increasing losses, as evidenced by the Company's substantially lower net loss figure for the first quarter of 2007.

August 2006 Purchase of Future Contracts and December 2006 Assumption ... page 33

5.
You state that in December 2006, Boone Pickens assumed all of your futures contracts, which had lost $78.7 million in value at that time, in exchange for a five-year warrant to purchase up to 15,000,000 shares of your common stock at a purchase price of $10 per share. Please discuss the dilution effect that exercising this warrant could have on your common stock. Also, please consider including this dilution effect as a risk factor. We may have further comments based upon your response.

  Response: In response to the Staff's comment, the Company (1) has discussed the dilution effect that exercising the aforementioned warrant could have on its common stock, and (2) has added a separate risk factor on that topic. See pages 19 and 34 of the Form S-1/A.

Adoption of Revised Nature Gas Hedging Policy in February 2007, page 33

6.
Please discuss the impact you anticipate, if any, that your revised hedging policy will have on your operations beyond mitigating the volatility of your earnings related to your futures contracts and your risks related to fixed-price sales contracts.

  Response: In response to the Staff's comment, the Company has expanded the disclosure regarding its revised hedging policy. See page 36 of the Form S-1/A.

Improvements in Internal Control over Financial Reporting, page 40

7.
We note your response to comment 13 in our letter dated October 3, 2006. You state that you need to "automate several processes, hire additional personnel with finance and accounting expertise and add additional policies and procedures to bolster [your] control and disclosure environments." Please expand upon the specific steps you must take in these three endeavors, including an estimate of the time it will take until your controls and procedures are effective, and discuss the remaining areas of risk to your financial reporting obligations.

  Response: In response to the Staff's comment, the Company has expanded the disclosure regarding the specific steps it must take to improve its internal control over financial reporting. See page 41 of the Form S-1/A.

Results of Operations, page 41

8.
We note your response to comment 19 in our letter dated October 3, 2006 and the revisions to your disclosure. By providing the change in gallons and the effective price between periods, an investor should be able to determine the extent to which price versus volume contributed to the overall changes between periods. Yet, based on the change in gallons and the effective price disclosed, plus the changes to revenue due to fuel tax credits and station construction, it is unclear how to recompute the revenue increase. Therefore, please tell us how to recompute the revenue increase or specifically disclose the extent to which price versus volume contributed to the overall change in revenues.

  Response: The Company supplementally advises the Staff as follows regarding the Company's methodology for recomputing the revenue increase based on the factors noted above (using, as an example, revenue for the year ended December 31, 2006 compared to revenue for the year ended December 31, 2005 (in millions)):

Revenue change between periods:	$13.5	(disclosed in Results of Operation)
Station installation impact:	5.0	(disclosed in Results of Operation)
Tax credit impact:	(3.8)	(disclosed in Results of Operation)

Remaining change related to gas sales:	14.7
Price component of gas sales change:	(5.5)	68.4 million gasoline gallon equivalents delivered (disclosed in Results of Operation), multiplied by $0.08 increase per gasoline gallon equivalent, the price increase between periods (disclosed in Results of Operation)

Volume component of gas sales change	9.2

Our Station Network, page 62

9.
We note your response to comment 33 in our letter dated October 3, 2006. Please expand upon your disclosure regarding your station network. For example, please clarify the reasons that some of your stations delivered in excess of 100,000 gallons in December 2006 and others delivered at least 25,000 gallons during that same time. As another example, please discuss whether these delivery amounts are typical for your stations from month-to-month or year-to-year. As a final example, please disclose the number of stations located in busy metropolitan areas that experience higher traffic and deliver higher volumes of fuel than stations in less populated areas.

  Response: In response to the Staff's comment, the Company has revised the disclosure of its station network. Please see page 65 of the Form S-1/A. With respect to the statement that the Company delivers more fuel at stations that experience higher traffic in busy metropolitan areas, the Company respectfully submits to the Staff that this general statement is sufficiently informative to give investors an intuitive sense of where the Company sells more fuel to vehicle fleets (i.e., stations located at airports sell more fuel than satellite stations located between busy metropolitan areas). The Company believes that disclosure of the specific number of stations located in "less populated areas" or "busy metropolitan areas," for example, does not give an investor material insight into why particular stations sell more or less fuel, as the circumstances for each station, and the needs of each vehicle fleet which fuels at a particular station, are different. Instead, by way of a different example, the Company has disclosed, by number and customer type, the numbers of stations which delivered in excess of both 100,000 and 25,000 (but less than 100,000) gasoline gallon equivalents for the month of March 2007. The Company believes this information is more useful to investors in explaining which types of stations deliver high volumes of CNG and LNG (e.g., stations located at airports and stations servicing transit fleets), and therefore which customers and markets the Company is targeting for growth.

Sales of Common Stock, page 95

10.
We note your response to comment 44 in our letter dated October 3, 2006. Please include that response in your document.

  Response: The Company notes the Staff's comment and has revised its disclosure accordingly. See footnote 3 to the table on page 98 of the Form S-1/A.

Consolidated Statements of Cash Flows, page F-6

11.
Please tell us how you classified the following items on your statement of cash flows, including why this classification is appropriate:

•
Borrowings under the line of credit;

•
Payments to Sempra to satisfy excess margin calls;

•
Receipt by Boone Pickens of all margin deposits related to contracts funded using the line of credit; and

•
Cancellation of all amounts owed under the line of credit.

  Response: The Company supplementally advises the Staff as follows:

    •
    The Company has adjusted its cash flow statement for 2006 to reflect the gross borrowings and repayments under the line of credit. The Company has classified these payments as financing activities in its 2006 cash flow statement as the borrowings and repayments are made from/to the lender.

    •
    The Company's derivative activities were an important component to its core operations. As a result, the Company records margin deposit activities as operating cash flows in its statements of cash flows.

    •
    The amounts the Company owed to Boone Pickens under the line of credit have been paid in full with proceeds from the return of certain margin deposits the Company made using money borrowed under the line of credit. The Company has added disclosure related to the foregoing in the Form S-1/A. See pages 48 and 96 of the Form S-1/A.

12.
You disclose on page 45 that cash used in operating activities increased in 2006 partially due to the payment of $22.9 million in margin deposits that were not returned to you until January 2007. Yet, the change in "Margin deposits on future contracts" is minimal on your statement of cash flows in 2006. Due to the large increase in other receivables in 2006, we assume the payment of margin deposits in 2006 is reflected in "Accounts and other receivables." If so, please tell us why you did not include the payment and receipt of all margin deposits in the "Margin deposits on future contracts" line item. If not, please tell us why "Accounts and other receivables" increased significantly and "Margin deposits on futures contracts" changed only slightly in 2006.

  Response: The Company supplementally advises the Staff that payments made to Sempra during 2006 were shown in its cash flow statement as increases to "Margin deposits on futures contracts" through December 28, 2006. On December 28, 2006, the Company transferred the amounts to "Accounts and other receivables" in connection with its transfer of the underlying futures contracts to Boone Pickens on this date. The Company transferred the deposits in the cash flow statement as they were no longer margin deposits at December 31, 2006, as the Company no longer owned the underlying futures contracts. The Company received payment on the receivable in January 2007.

Note (1) Summary of Significant Accounting Policies, page F-7

13.
We note your response to comment 51 in our letter dated October 3, 2006. As there is diversity in how companies classify "freight out," please disclose your policy for classifying costs incurred to transport natural gas from your facilities to the customer in the statement of operations in accordance with APB 22 unless clearly immaterial.

  Response: In response to the Staff's comment, the Company has disclosed its policy for classifying costs incurred to transport natural gas from its facilities to the customer. See page F-14 of the Form S-1/A.

Note (5) Stockholders' Equity, page F-15

(b) Stock Option Plan, page F-16

14.
Please provide all disclosures required by paragraph A240 of SFAS 123R.

  Response: In response to the Staff's comment, the Company has provided the disclosures required by paragraph A240 of SFAS No. 123(R). See pages F-11 and F-16 of the Form S-1/A.

Note (16) Earnings Per Share, page F-28

15.
Please revise your calculation of diluted earnings per share to exclude only those securities for which the exercise price was equal to or greater than the average market price of your stock over the period, rather than the market price on the date of the calculation. See paragraph 18 of SFAS 128.

  Response: The Company supplementally advises the Staff that it computed diluted earnings per share numbers on the average market price of its stock during that period and has revised its disclosure to state that fact. See page F-29 of the Form S-1/A.

Schedule II, page S-1

16.
We note your response to comment 63 in our letter dated October 3, 2006 and the revisions to your disclosure. Please note that Schedule II should be covered by an audit report. See Rule 5-04(c) of Regulation S-X.

  Response: The audit report of KPMG LLP has been revised to cover the Company's consolidated financial statements and related schedule. Please see page F-2 of the Form S-1/A.

Item 15. Recent Sales of Unregistered Securities, page II-1

(a) Issuances of Common Stock and Warrants, page II-1

17.
As the issuance of securities under the Equity Option Agreement was at your "sole and exclusive option," please tell us the business reasons behind your decision to issue securities to Boone Pickens under this agreement in April 2006 when it appears the price per share you received was significantly lower than your estimated market price of $10 a share, as disclosed in your response to comment 55 in our letter dated October 3, 2006. Furthermore, due to the difference in price per share and market price, please explain to us how you concluded that you were not required to record compensation expense in connection with this issuance.

  Response: The Company supplementally advises the Staff that it entered into Equity Option Agreements in April 2005 with each of Boone Pickens and Perseus ENRG Investment, L.L.C. (Perseus) for purposes of raising capital on an expedited basis. In April 2005, the Company's board of directors determined the fair market value of the Company's common stock to be $2.96 per share, which is the exercise price under the Equity Option Agreements. The Company made capital calls under the Equity Option Agreements in May 2005 and November 2005 for proceeds of $7 million and $7 million, respectively, in each case for the purpose of meeting the Company's current capital needs. In January 2006, the Company's board of directors made an additional capital call pursuant to the Equity Option Agreements requesting that Mr. Pickens and Perseus invest $18 million and $3 million, respectively. In response to the capital call, Perseus funded $3 million in February 2006 and Boone Pickens funded $18 million in April 2006. The proceeds from the capital call were used for improvements at the Pickens Plant, the construction of fueling stations and other working capital needs. Based on the foregoing, the Company respectfully submits to the Staff that the issuances of shares to Perseus and Mr. Pickens in February 2006 and April 2006, respectively, were for capital raising purposes and were not compensatory in nature; and therefore the Company believes it is not required to record any compensation expense related to the issuance of shares to Boone Pickens in April 2006, particularly given that shares were issued to Perseus pursuant to the same capital call. Perseus provides no services to the Company.

        Questions or comments regarding any matters with respect to the Form S-1/A may be directed to the undersigned at (858) 720-8942, or Robert L. Wernli, Jr. at (858) 720-8941. Comments may also be sent via facsimile to (858) 847-4865.

Very truly yours,
John J. Hentrich
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc:
Andrew J. Littlefair
Richard R. Wheeler
Stephen A. Massad
Felix P. Phillips